UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 20, 2023

Commission File Number: 001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 20, 2023, SIGNA Sports United, N.V. (the “Company”) the Company filed a press release announcing that Tennis-Point GmbH, a significant subsidiary of SSU, filed for insolvency with the competent local court. Other legal entities of the SIGNA Sports United Group are expected to make insolvency filings in the coming days, including the Company itself. A copy of the press release is attached hereto as Exhibit 99.1.

As previously disclosed, on October 11, 2023, the New York Stock Exchange (“NYSE”) filed a Form 25 with the Securities Exchange Commission for removal of the Company’s ordinary shares and warrants from listing and registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Form 25 will go effective on October 23, 2023, at which time our securities will automatically delist from NYSE. Following the delisting and deregistration under Section 12(b), the Company intends to file a Form 15 Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act and Suspension of Duty to File Reports under Sections 13 and 15(d) of the Exchange Act on Monday, October 23, 2023.

On October 16, 2023, the Company filed a Post-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form F-3 (No. 333-270826) (the “Registration Statement”) to terminate all offerings and deregister any and all securities, registered but unsold or otherwise unissued under the Registration Statement. The Company expects the Amendment to go effective on October 20, 2023. After giving effect to the Amendment, there will be no remaining securities registered by the Company pursuant to the Registration Statement.

The information in this Form 6-K (including its Exhibits) shall be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, and shall be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBITS

Exhibit Number	Description

99.1	Press release dated October 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: October 20, 2023	by: /s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

3